EXHIBIT 99.1
Independent Auditors’ Report on Review of Unaudited Condensed Consolidated Interim Financial
Information
The Board of Directors and Stockholders,
Dr. Reddy’s Laboratories Limited,
7—1—27,
Ameerpet,
Hyderabad — 560 016
Introduction
We have reviewed the accompanying unaudited condensed consolidated interim balance sheet of Dr. Reddy’s Laboratories Limited (“the Parent Company”) and its subsidiaries (collectively, “the Company”) as at June 30, 2008, and the related unaudited condensed consolidated interim income statement, unaudited condensed consolidated interim statement of changes in equity and unaudited condensed consolidated interim cash flows statement for the three-months period then ended, and a summary of significant accounting policies and other explanatory notes (“the unaudited condensed consolidated interim financial information”). Management is responsible for the preparation and presentation of this unaudited condensed consolidated interim financial information in accordance with International Accounting Standard 34 (“IAS 34”), ‘Interim Financial Reporting’. Our responsibility is to express a conclusion on this unaudited condensed consolidated interim financial information based on our review.
Scope of Review
We conducted our review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying unaudited condensed consolidated interim financial information as at June 30, 2008 is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’.
KPMG
Hyderabad, India
March 4, 2009